SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                  The Profit Recovery Group International, Inc.
                                (Name of Issuer)



                      Common Stock, no par value per share
                         (Title and Class of Securities)



                                   743 168 106
                                 (CUSIP Number)

CUSIP NO. 743 168 106                                                Page 2 of 7


(l)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                                  Tony G. Mills

(2)  Check the Appropriate Box if a Member of a Group

         (a)    .

         (b)    .

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

                                  United States

Number of                  (5)Sole Voting Power        -  10,065(1)
Shares Beneficially
Owned by Each              (6)Shared Voting Power      -   1,000(2)
Reporting Person With
                           (7)Sole Dispositive Power   -  10,065(1)

                           (8)Shared Dispositive Power -   1,000(2)

 (9)  Aggregate Amount Beneficially Owned by Each Reporting
      Person

                               11,065 shares(1)(2)

(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares _____.

(11) Percent of Class Represented by Amount in Row 9

                                0.0 percent(1)(2)

(12)  Type of Reporting Person

                                       IN

CUSIP NO. 743 168 106                                                Page 3 of 7


(1) Includes 1,065 shares held directly. Also includes 9,000 shares subject to currently exercisable options.

(2) Includes 1,000 shares held pursuant to trusts for the benefit of Mr. Mills and certain members of his immediate family, of which Mr. Mills is a co-trustee.

CUSIP NO. 743 168 106                                                Page 4 of 7


Item l(a).  Name of Issuer:

         The Profit Recovery Group International, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(a).  Name of Person Filing:

         See item (l) of the cover pages

Item 2(b).  Address of Principal Business Office:

         2300 Windy Ridge Parkway, NW
         Suite 100, North
         Atlanta, Georgia 30339-8426

Item 2(c).  Citizenship:

         See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

         Common Stock, No Par Value Per Share

Item 2(e).  CUSIP Number:

         743 168 106

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

         (a)      Amount Beneficially Owned:

                  See item (9) of cover pages

CUSIP NO. 743 168 106                                                Page 5 of 7


         (b)      Percent of Class:

                  See item (11) of cover pages

         (c)      Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:

                        See item (5) of cover pages

                  (ii)  shared power to vote or to direct the vote:

                        See item (6) of cover pages

                  (iii) sole power to dispose or to direct the disposition of:

                        See item (7) of cover pages

                  (iv)  shared power to dispose or to direct the disposition of:

                        See item (8) of cover pages

Item 5.  Ownership of Five Percent or Less of Class: [X]

                  This Amendment is filed to report that Mr. Tony G. Mills ceased to be the holder of more than 5% of the outstanding shares of Common Stock of the Registrant.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

CUSIP NO. 743 168 106                                                Page 6 of 7


Item 8.  Identification and Classification of Members of the Group:

                  Not applicable

Item 9.  Notice of Dissolution of Group:

                  Not applicable

Item 10. Certification:

                  Not applicable

CUSIP NO. 743 168 106                                                Page 7 of 7



Signature.

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


  /s/ Tony G. Mills                                     February 4, 1998
--------------------------------------------        --------------------------
Tony G. Mills                                                  Date

796401.1